PETROL OIL AND GAS, INC.
                          11020 King Street, Suite 375
                           Overland Park, Kansas 66210


January 20, 2009



                                                                       VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549


Re:       Petrol Oil and Gas, Inc.

          Request for Withdrawal of Registration Statement on Form S-1/A (File
          No: 333-127091) filed on January 9, 2009

Ladies and Gentlemen:

          Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Petrol Oil and Gas, Inc. ("Petrol"), a Nevada corporation, hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of its Registration Statement on Form S-1/A (File No: 333-127091) filed on January 9, 2009 (the "Registration Statement"). The request to withdraw the Registration Statement is because it was inadvertently tagged during the filing process as an initial registration statement rather than a post-effective amendment to an existing registration statement.

          We hereby confirm that none of our shares were sold in connection with the offering under the above Registration Statement. We understand that no paid registration fee will be refunded.

          If you have any questions with respect to this matter, please contact Craig L. Evans or Aisha Reynolds of Stinson Morrison Hecker LLP at (816) 842-8600.

                                            Sincerely,

                                            PETROL OIL AND GAS, INC.

                                            By:  /s/  Loren Moll
                                               --------------------------------
                                                      Loren Moll, President